Exhibit 7.04

SOPRIS CAPITAL
ADVISORS

March 27, 2007

VIA FACSIMILE AND FEDERAL EXPRESS

Robert Rutland
Executive Chairman of the Board of Directors
Allied Holdings, Inc.
160 Clairemont Avenue
Decatur, Georgia 30030

Re: *Allied Holdings, Inc., et al. (Case No. 05-12505)(the "Debtors") - Modified Sopris Plan Term Sheet*

Dear Mr. Rutland :

In an effort to further improve the term sheet for a proposed Chapter 11 plan which was submitted to the Debtors by Sopris Partners, Series A of Sopris Capital Partners, L.P. and its affiliates ("Sopris") on March 14, 2007, attached hereto as Exhibit A is a modified plan of reorganization term sheet (the "Modified Sopris Plan Term Sheet") which includes several substantial enhancements over prior versions of the Sopris plan term sheet. The following highlights several of the key enhancements contained in the Modified Sopris Plan Term Sheet[1]:

- The Modified Sopris Plan Term Sheet reduces the leverage on the Reorganized Debtors by $100 million over the prior term sheets. Holders of Class 4A Allowed Note Claims will receive their pro rata portion of $100 million of New Preferred Stock in exchange for their claims. The amount of New Notes issued will be reduced by $100 million, and will be limited to only that amount required to the extent the Allowed Class 4A Note Claims are not satisfied in full by distribution of the New Preferred Stock.

- The new capital structure will provide for the option (by Allied) of zero cash interest on any new debt for at least two years, potentially longer. The terms of the Sopris exit financing facility and the Sopris Delayed Draw Term Loan now include a provision to allow the Reorganized Debtors to elect to pay interest in-kind for up to three years from the Effective Date at the sole option of the

[1] Unless otherwise defined herein, all capitalized terms shall have the meaning as defined in the Modified Sopris Plan Term Sheet.

314 South Galena Street
Suite 300
Aspen, Colorado 81611

tel 970 925 7620 fax 970 925 7804

NYC:163005.2

Robert Rutland
March 27, 2007
Page 2

Reorganized Debtors. In addition, the terms of the New Notes provide for, at minimum, a two year interest free period, and an option for the company to pay interest in-kind for up to the life of the New Notes (seven years from the Effective Date), unless certain financial ratios are achieved. This provision ensures that the Reorganized Debtors are only obligated to pay cash interest on the New Notes when they are financially in a position to do so. In addition, the terms of the Sopris exit financing facility have been modified to match the weighted average cost of the Debtors' proposed exit financing facility with Goldman Sachs.

- The Modified Sopris Plan Term Sheet provides a $5 million per year improvement over the Yucaipa Plan Term Sheet for the International Brotherhood of Teamsters (the "IBT"). The Modified Sopris Plan Term Sheet proposed a modified collective bargaining agreement in which wage concessions will be $30 million per year for the next three years rather than the $35 million per year that Yucaipa proposes - a total improvement of $15 million.

Significantly, Sopris is willing to commit $345 million of its own capital to fund a plan of reorganization and the requisite capital expenditures vs. zero new money commitment from Yucaipa and no source of funds for the requisite capital expenditures. In addition, it is noteworthy that under the Yucaipa Plan, the Reorganized Debtors will be required to borrow money (or otherwise obtain new financing) in order to fund projected expenditures in every single year of the three year forecasts as filed with the Court. Put another way, the Yucaipa Plan is free cash flow negative for all forecast periods (2008-2010). When using the same operating forecasts and after giving effect to the $5 million per year improvements to the IBT deal, the Sopris Plan is cash flow positive for all forecast periods.

Sopris strongly and respectfully urges the Board to consider the Modified Sopris Plan Term Sheet as it clearly provides for equal or better recoveries to every creditor class, a material distribution to stockholders, more favorable terms to the IBT (including a material equity stake and a $15 million reduction in wage concessions).

Finally, we must bring to your attention the fact that, in connection with the vote on the modification of the existing collective bargaining agreement, the IBT appears to be intentionally misinforming their membership regarding the Sopris Plan Term Sheet as an alternative to the Yucaipa sponsored plan. Specifically, on March 21, 2007, a document was posted on the Teamsters.org website titled "TDU Backs Hugh Sawyer/Rutland Family Over Yucaipa Proposal." (the "Leaflet"). The Leaflet purports to provide a "comparison of the terms in the Yucaipa and Sopris plans." The Leaflet contains a series of false and misleading statements. Attached hereto as Exhibit B (the "Sopris Factual Counterpoint") is a summary of some of the major misrepresentations in the Leaflet along with the relevant facts to correct the false and misleading statements. We hereby demand that the Debtors circulate the Sopris Factual Counterpoint to the IBT membership in similar fashion to the Debtors' circulation of the Yucaipa letter dated March 14, 2007.

NYC:163005.2

Robert Rutland
March 27, 2007
Page 3

Very truly yours,

Nikos Hecht

cc: Gus Small, Esq.
Jeffrey Kelley, Esq.
Mr. James Doak

NYC:163005.2

              SUMMARY OF TERMS OF PRINCIPAL TERMS OF PROPOSED PLAN
               OF REORGANIZATION OF ALLIED HOLDINGS, INC. ET AL.,
                              DEBTORS-IN-POSSESSION

         This term sheet is prepared for the purpose of facilitating a restructuring of Allied Holdings, Inc. ("Allied") and its affiliated debtors
(collectively with Allied, the "Debtors") whose Chapter 11 cases are pending before the United States Bankruptcy Court for the Northern District of Georgia
(the "Bankruptcy Court"). The term sheet sets forth certain major terms of a possible restructuring, but additional terms and conditions, material to the transaction, are not set forth herein. This term sheet is not, and should not be deemed, a solicitation for votes on a plan of reorganization containing the terms outlined herein. This term sheet is being provided in furtherance of settlement discussions, and is entitled to the protection from use or disclosure afforded by Federal Rule of Evidence 408 and any similar applicable rule of evidence. The plan of reorganization will contain the following classes of claims and treatment for creditors in those classes. Except as expressly set forth herein, all distributions will be made on the Effective Date of the plan of reorganization (the "Plan"). The "Effective Date" shall mean the first business day after all of the conditions to effectiveness as specified in
Section VII are satisfied or waived by Sopris in its sole discretion.

Plan Proponent: Sopris Partners, Series A of Sopris Capital Partners, L.P., its
affiliates and/or assigns ("Sopris")

Treatment of Claims:

I.       UNCLASSIFIED CLAIMS

         A.       Allowed Administrative Claims.
                  -----------------------------

                  1.       General. Except as set forth below, administrative
                           claims shall be paid in full in cash on the later of
                           (a) ten (10) days after such claims are allowed or
                           (b) the Effective Date.

                  2.       Statutory Claims. All fees payable pursuant to 28
                           U.S.C. ss. 1930 shall be paid in full in cash.

                  3.       Professional Claims. Professionals shall file final
                           fee applications within sixty (60) days after the
                           Effective Date. Promptly after allowance,
                           professional fees shall be paid in full in cash.

                  4.       Ordinary Course Liabilities. Ordinary course
                           liabilities (other than tax claims) shall be paid in
                           cash when due and payable.

                  5.       Post-Petition Tax Claims. Postpetition tax claims
                           shall be filed on the later of (a) 60 days after the
                           Effective Date or (b) 120 days after the filing of a
                           tax return with the applicable governmental unit, and
                           shall be paid in full in cash promptly after
                           allowance.

                  6.       Sopris Claims for Substantial Contributions. The Plan
                           shall constitute a motion for approval of payment of
                           claims of Sopris for substantial contribution as a
                           result of, among other things, the negotiation,
                           drafting and consummation of the Plan and arrangement
                           of financing. Such claims shall be payable in cash on
                           the Effective Date. The amount of such allowed claims
                           shall be equal to Sopris' fees and expenses
                           (including fees of Sopris' professionals) incurred in
                           connection with the foregoing.

         B.       Priority Tax Claims. Holders of Allowed priority tax claims shall, at the option of the Plan Proponent, either (a) be paid in full in cash on the Effective Date or (b) receive deferred cash payments over six (6) years after the assessment date of such tax, plus interest at a fixed annual rate of
4%.

         C.       DIP Loan Facility. The DIP Loan Facility shall be converted into the Exit Facility (as defined below) on the Effective Date.

II.      CLASSIFIED CLAIMS AND INTERESTS

         A.       Class 1 et seq.; Allowed Other Secured Claims. Each secured creditor shall be in a separate Class. Each holder of an Allowed Class 1A, 1B, etc. Secured Claim shall receive either (1) reinstatement of its legal, equitable and contractual rights, (2) the collateral securing the claim or (3)
other treatment rendering the claim unimpaired. Sopris will file a list of
Allowed Other Secured Claims and proposed treatment of such claims on or before
5 days before the voting deadline on the Plan.

         B.       Class 2, Allowed Priority Non-Tax Claims. Each holder of an
Allowed Class 2 Priority Non-Tax Claim shall receive either (1) reinstatement of its legal, equitable and contractual rights, (2) the collateral securing the claim or (3) other treatment rendering the claim unimpaired.

         C.       Class 3, Allowed Worker Compensation Claims. The Debtors'
worker compensation programs that were in effect on the date of filing of the
Chapter 11 cases (the "Petition Date") shall remain in full force and effect.
Worker compensation claims shall be paid in full in cash from the proceeds of the applicable insurance (or self-insurance) program maintained by the Debtors.

         D.       Class 4A, Allowed Note Claims. Class 4A claims are claims on account of Allied's 8 5/8% Senior Unsecured Notes due 2007. Each holder of an
Allowed Class 4A Note Claim will receive, in exchange for 100% of their outstanding principal plus accrued but unpaid interest through the Effective
Date, their pro rata share of $100 million in new mandatory redeemable convertible preferred stock of Reorganized Allied (the "New Preferred Stock").
To the extent the Allowed Class 4A Note Claims are not satisfied in full by the distribution of New Preferred Stock, each holder of an Allowed Class 4A Note
Claim will receive new notes of Reorganized Allied (the "New Notes"). For the purposes of determining the amount of New Notes to be distributed to holders of
Allowed Class 4A Claims, the value of the New Preferred Stock and the New Notes shall be the initial liquidation preference and principal amount, respectively.
The New Preferred Stock and the New Notes will have the following terms:

                  New Preferred Stock:
                  -------------------

                  o        Initial Liquidation Preference: $100 million.

                  o        Dividends: The New Preferred Stock will not pay a
                           mandatory dividend, but will accrete per the
                           accretion provision as described below.

                  o        Accretion: The Liquidation Preference on the New
                           Preferred Stock shall accrete at an annual rate of
                           13% as it relates to any optional or mandatory
                           redemption.

                  o        Redemption Feature: The New Preferred Stock shall be
                           redeemable at any time at the option of Allied at
                           100% of Liquidation Preference as adjusted for any
                           accretion through the Redemption Date. In addition,
                           the New Preferred Stock shall be redeemable at the
                           option of the holder upon the Mandatory Redemption
                           Date at 100% of Liquidation Preference, as adjusted
                           for any accretion, through the Mandatory Redemption
                           Date.

                  o        Conversion Feature: The New Preferred Stock shall be
                           convertible at any time at the option of the holder
                           into approximately 34 shares of New Common Stock per
                           $1,000 Initial Liquidation Preference on each New
                           Preferred Stock share, which ratio shall not change
                           due to any accretion as provided under the accretion
                           provision as described above. This equates to an
                           equity value of $300 million.

                  o        Mandatory Redemption Date: Ten (10) years from the
                           Effective Date.

                  New Notes:
                  ---------

                  o        Principal Amount of New Notes: shall be equal to the
                           Class 4A Claim plus any additional claims (or
                           portions thereof) satisfied by New Notes pursuant to
                           Classes 4B, 4C and 4D.

                  o        Maturity: Seven (7) years

                  o        Interest: Allied shall have the option to pay
                           interest in kind at a rate of 13% per annum or in
                           cash at a rate of 11% per annum. For any interest
                           payment that occurs on a date that is later than the
                           two (2) year anniversary of the Effective Date,
                           Allied must pay interest in cash at a rate of 11% per
                           annum provided that Allied achieves certain financial
                           ratios to be specified in the New Notes Indenture.
                           Interest shall be paid semi-annually.

                  o        Security and Ranking: The New Notes will be
                           subordinated to the Exit Facility and will be secured
                           by a junior lien on the assets securing the Exit
                           Facility (i.e., junior to the Exit Facility).

Any deficiency claim of an Allowed Class 1 Other Secured Claim that is not reinstated shall be classified in Class 4A.

         E.       Class 4B, Allowed Trade Vendor Claims. Each holder of an
Allowed Class 4B Trade Vendor Claim shall receive: (i) a pro rata share of not less than $15 million in cash (such cash component shall be increased, to the extent of proceeds from the Equity Rights Offering, up to a potential maximum of
$28 million) plus (ii) New Notes in an amount equal to their Allowed Class 4B
Trade Vendor Claim less the cash amounts received under (i) above.

         F.       Class 4C, Allowed Insured Claims. Class 4C claims are tort claims excluding any worker compensation claims, product liability claims or tort claims asserted against GACS Incorporated ("GACS") and/or Commercial
Carriers, Inc. ("CCI"). Subject to the proviso immediately below, each holder of an Allowed Class 4C Insured Claim will receive the same treatment as each holder of a Class 4B claim; provided, that the maximum allowed amount of any Class 4C claim shall be limited to an amount equal to the applicable self-insured retention or deductible under the relevant insurance policy plus the amount by which the Class 4C claim exceeds the total coverage available from the relevant insurance policies of the Debtors.

         G.       Class 4D, Allowed Other Insured Claims. Class 4D claims are tort claims against GACS and/or CCI. Each holder of an Allowed Class 4D Insured
Claim will receive the same treatment as such holder of a Class 4B claim;
provided, that the maximum allowed amount of any Class 4D claim shall be limited to an amount equal to the applicable self-insured retention or deductible under the relevant insurance policy plus the amount by which the Class 4D claim exceeds the total coverage available from the relevant insurance policies of the
Debtors.

         H.       Class 5, Allowed Intercompany Claims. No Debtor shall receive any distribution on account of its claims against the other Debtors.

         I.       Class 6A, Allowed Equity Interest in Allied. The existing
holders of common stock of Allied will have their stock cancelled and will receive: (1) 1,000,000 shares of New Common Stock. The "New Common Stock" means a maximum of 10,101,010 authorized shares of common stock of Reorganized Allied, including any shares issued in connection with the Equity Investment (as defined in III.B.2 below) and in the Equity Rights Offering (as defined in III.B.3 below); (2) the right to participate in the Equity Rights Offering described in
III.B.3. below; and (3) a pro rata share of all net proceeds from the Litigation
Trust (as defined below). In addition, Allied will authorize shares for potential issuance upon the exercise of warrants issued to the IBT and the exercise of the convertibility feature on the New Preferred Stock.

         J.       Class 6B, Allowed Equity Interest in Affiliated Debtors. Each
Reorganized Debtor (other than Reorganized Allied) shall issue new equity to its corporate parent on the Effective Date.

III.     MEANS FOR IMPLEMENTATION OF PLAN

         A.       Substantive Consolidation of Claims for Plan Purposes Only.
The Debtors will be substantively consolidated for the limited purpose of distributions to holders of all claims and equity interests except for Other
Secured Claims. The Plan shall serve as a request that (1) all intercompany claims be eliminated, (2) all assets and liabilities of the Debtors shall be treated as though merged (except to the extent they secure an Other Secured
Claim), (3) all guaranties of the Debtors of the obligations of any other Debtor and any joint and several liability of any of the Debtors shall be eliminated,

and (4) each claim and equity interest against any Debtor (except for Other
Secured Claims) shall be deemed filed against the consolidated Debtors and each claim (except for Other Secured Claims) filed against more than one Debtor shall be deemed one claim against the consolidated Debtors.

         B.       Sources of Cash for Distribution. The cash necessary for the
Reorganized Debtors to make payments under the Plan shall be obtained from existing cash balances, ongoing operations and the following additional sources:

                  1.       Exit Financing. On the Effective Date, Sopris shall
provide: (i) a $230 million senior secured term loan (the "Term Loan") on substantially the same terms as provided for in that certain Secured
Super-Priority Debtor in Possession and Exit Credit and Guaranty Agreement,
dated as of March 30, 2007, among Allied, Goldman Sachs Credit Partners, L.P. et
al., provided that interest on the exit financing facility may be paid-in-kind
("PIK") at the option of the Reorganized Debtors for up to three years following the Effective Date and such Term Loan may provide for a synthetic letter of credit facility in an amount up to $50 million plus (ii) Sopris shall provide a delayed draw term loan of $100 million (the "Delayed Draw Term Loan") in lieu of the LC Commitments and the Revolving Commitments as defined in the Secured
Super-Priority Debtor in Possession and Exit Credit and Guaranty Agreement,
dated as of March 30, 2007, among Allied, Goldman Sachs Credit Partners, L.P. et
al.

The Delayed Draw Term Loan shall have the following terms:

                  o        Maturity: Five (5) years.

                  o        Interest: 10% (PIK or cash, at the option of the
                           Reorganized Debtors for the first three years, cash
                           thereafter)

                  o        Security and Ranking: Secured by a senior lien on
                           substantially all of the Debtors' assets.

                  o        Draws: Drawable, for a period of twelve (12) months
                           from the Effective Date, in up to three (3) draws of
                           at least $20 million per draw. Draws shall be
                           conditioned on the a capital expenditure plan which
                           is approved by Allied's Board of Directors and,
                           thereafter, approved by Sopris, which approval shall
                           not be unreasonably withheld.

                  o        Use of Proceeds: Fleet capital expenditures.

                  o        Fees: Customary underdrawn line fees.

                  2.       Equity Investment. On the Effective Date, Sopris
shall purchase 4.5 million shares of the New Common Stock for $15 million
(assumes per share value of $3.33). In addition, in consideration for Sopris entering into the Equity Investment, Sopris shall receive ten (10) year warrants to purchase an additional 600,000 shares of New Common Stock at a strike price of $0.01 per share in consideration for Sopris.

                  3.       Equity Rights Offering. On the Effective Date,
holders of Class 6A Equity Interests shall have the right to participate in a rights offering (the "Equity Rights Offering"). The Equity Rights Offering will offer up to 3.9 million shares of New Common Stock at a price of $3.33 per share to raise a maximum of approximately $13 million. There is no requirement that any shares be purchased in the Equity Rights Offering and it shall not be
"backstopped".

         C.       New Board of Directors and Management. Reorganized Allied's
Board of Directors shall be comprised of [ ] members consisting of the following: [ ]. The proposed identity of such members shall be disclosed on or prior to the date of the hearing on the approval of the Disclosure Statement with respect to the Plan. The members of senior management will continue to serve until the Effective Date pursuant to their respective existing terms of compensation.

IV.      DISCHARGE AND RELEASES

         A.       Discharge. On the Effective Date, all claims against and
equity interests in the Debtors shall be discharged and all persons and entities shall be precluded from asserting against any Debtor any claims based on any act or omission that occurred prior to the Effective Date.

         B.       Release by the Debtors. On the Effective Date, the Debtors and
Reorganized Debtors shall release all claims, rights and causes of action against (1) the current directors, officers and employees of the Debtors (other than for money borrowed from or owed to the Debtors by any such directors, officers or employees as set forth in the Debtors' books and records), the
Debtors' agents and advisors (including lawyers) and (2) the Creditors'
Committee and its advisors (including lawyers) (the "Released Parties").

         C.       Release by Holders of Claims and Interests. To the fullest extent permissible by law, on the Effective Date, all holders of claims and equity interests, in consideration for the obligations of Sopris, the Debtors and the Reorganized Debtors under the Plan and the cash, stock of Reorganized
Allied and other documents delivered in connection with the Plan, shall be deemed to release each released party from all claims, rights and causes of action against the Released Parties.

V.       LITIGATION TRUST

         A.       Litigation Trust. The Plan shall provide for the establishment of a litigation trust to pursue, prosecute and reduce to cash proceeds claims of the Debtors' estates, including claims against Yucaipa, its affiliates and control persons relating to Yucaipa's actions, conduct and omissions relating to the Debtors, their estates and Chapter 11 cases (the "Litigation Trust"). The
Litigation Trust shall be reasonably funded to pursue and prosecute such claims.

VI.      CONDITIONS TO CONFIRMATION

The conditions to confirmation of the Plan of each Debtor shall include, without limitation:

         A.       The existing collective bargaining agreement between the
Debtors and the International Brotherhood of Teamsters shall be modified on the same principal terms as the collective bargaining agreement which is described in the Joint Plan of Reorganization of Allied Holdings, Inc. and Affiliated
Debtors proposed by the Debtors, Yucaipa and the Teamsters National Automobile
Transportation Industry Negotiating Committee, dated March 2, 2007 and its accompanying Disclosure Statement (the "CBA Modification") with a $5 million per year reduction of concessions for the next three years; provided, however, the
Debtors shall seek and obtain an order of the Bankruptcy Court finding and determining that the CBA Modification shall be effective between the IBT and the
Reorganized Debtors under any Chapter 11 plan for the Debtors that is confirmed by the Court.

         B.       The Bankruptcy Court shall have approved the disclosure
statement with respect to the Plan in form and substance that is acceptable to
Sopris.

         C.       The order confirming the Plan (the "Confirmation Order") shall be in form and substance satisfactory to Sopris, shall have been signed by the
Bankruptcy Court and shall have been entered on the docket of the Debtors'
bankruptcy cases.

         D.       The Plan, the exhibits thereto and any Plan supplement (as confirmed or approved by the Confirmation Order) shall be in form and substance satisfactory to Sopris.

VII.     CONDITIONS TO EFFECTIVENESS

The conditions precedent to the Effective Date of the Plan shall include, without limitation:

         A.       All conditions to confirmation of the Plan shall remain
satisfied.

         B.       Each order of the Bankruptcy Court referred to in Section VI above shall have become a Final Order.

         C.       The Confirmation Order and supporting findings of fact and conclusions of law shall be entered by the Bankruptcy Court in form and substance reasonably acceptable to the Plan Proponents and shall have become a
Final Order.

         D.       All documents and agreements to be executed on the Effective
Date or otherwise necessary to implement the Plan shall be in form and substance that is acceptable to Sopris.

         E.       The closing and initial funding shall have occurred under the
Exit Financing and all conditions precedent to the consummation thereof (other than the occurrence of the Effective Date of the Plan) shall have been waived or satisfied in accordance with the terms thereof.

         F.       The Debtors and the Plan Proponent shall have received any authorization, consent, regulatory approval, ruling, letter, opinion, or document that may be necessary to implement the Plan and that is required by law, regulation, or order.

         G.       The stock of each of the Reorganized Debtors shall have been issued in accordance with the Plan.

         H.       All other actions, documents and agreements necessary to
implement the Plan as of the Effective Date shall have been delivered and all conditions precedent thereto shall have been satisfied or waived.

         I.       All corporate and other proceedings to be taken by the Debtors in connection with the Plan and/or plan supplement and the consummation of the transactions contemplated thereby and by the Plan and all documents incident thereto shall have been completed in form and substance reasonably satisfactory to Sopris.

         J.       No event, condition or circumstance shall have occurred or arisen from the data the Plan is fled through the Effective Date which has had or could reasonably be expected to have or give rise to a material adverse effect.

         K.       Subsequent to the date the Plan is filed, there shall be no threatened or pending suit, action, investigation, inquiry or other proceeding by or before any court of competent jurisdiction (excluding the bankruptcy cases prior to the date the Plan is filed) which is likely to have a material adverse effect.

         L.       The Effective Date shall have occurred prior to the first
business day that is three months following the confirmation date.

         M.       The Board of Directors shall have been elected or appointed as of the Effective Date, and the directors' and officers' liability insurance shall be available to the members of the new board on terms reasonably satisfactory to Sopris.

         N.       The International Brotherhood of Teamsters shall have ratified new or amended collective bargaining agreements consistent with an agreement reached with Sopris and Reorganized Allied shall have assumed such agreements
(the "Modified CBA"). The wage concessions provided for in the Modified CBA will be on substantially the same terms as the Total Concessions (as defined in the
Yucaipa Term Sheet) provided for in Exhibit A to the Term Sheet for the Plan of
Reorganization in In re Allied Holdings, Inc. Proposed by Yucaipa American
Alliance Fund I, L.P., Yucaipa American Alliance (Parallel) Fund I, L.P. and
Teamsters National Automobile Transporters Industry Negotiating Committee, dated
February 7, 2007 (the "Yucaipa Term Sheet") with a $5 million per year reduction of concessions for the next three years. Under the Modified CBA, the wage concessions will be $30 million per year for the next three years, for a total improvement of $15 million over the three year agreement. Reorganized Allied shall have no obligation to pay any cure amounts with respect to pre-petition or post-petition claims of the International Brotherhood of Teamsters (the
"Potential IBT Claims"). In consideration for the International Brotherhood of
Teamsters waiving any Potential IBT Claims, the International Brotherhood of
Teamsters shall receive: (i) 101,010 shares of New Common Stock (representing 1%
of the New Common Stock issued and outstanding on the Effective Date) and (ii)
seven (7) year warrants to purchase an additional 819,001 shares of New Common
Stock at a strike price of $29.70 per share (representing warrants to purchase up to 7.5% of the fully diluted equity at a $300 million equity value). The number of shares of New Common Stock and the strike price are subject to adjustment based upon participation in the Equity Rights Offering and the total debt outstanding as of the Effective Date.